SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
AMENDMENT NO. 4
to
ANNUAL REPORT
of
KfW
(Name of Registrant)
Date of end of last fiscal year: December 31, 2005
SECURITIES REGISTERED
(As of the close of the fiscal year)*

AMOUNT AS TO WHICH
	REGISTRATION IS	NAMES OF EXCHANGES ON
TITLE OF ISSUE	EFFECTIVE	WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
DAVID MORRISON
Sullivan & Cromwell LLP
Neue Mainzer Strasse 52
60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2005, as subsequently amended, as follows:
Exhibit (d) is hereby amended by adding the text on page 3 to the section “Exchange Rate Information.”

Exhibit (d) is hereby amended by adding the text on pages 4 — 5 to the section “Recent Developments—KfW.”

Exhibit (d) is hereby amended by replacing the section “Recent Developments—The Federal Republic of Germany” with the text on pages 6 — 9.
This report is intended to be incorporated by reference into KfW’s prospectus dated December 21, 2006.

2

EXCHANGE RATE INFORMATION
     On January 29, 2007, the noon buying rate for cable transfers in New York City payable in euro was U.S. dollar 1.2948 per EUR 1.00 (EUR 0.7723 per U.S. dollar).
     The following table shows the period end and average noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the period and date indicated, as reported by the Federal Reserve Bank of New York.

Year ended December 31,	Period End	Average(1)
2006	1.3197	1.2661

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.
     The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from July 2006 through December 2006, as reported by the Federal Reserve Bank of New York.

2006	High	Low
July	1.2822	1.2500
August	1.2914	1.2735
September	1.2833	1.2648
October	1.2773	1.2502
November	1.3261	1.2705
December	1.3327	1.3073
     No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS
KFW
     The following information is derived from KfW’s press release and related press conference of January 31, 2007 announcing certain preliminary results for 2006. The financial figures in this section are based on preliminary unaudited figures that are subject to adjustment. KfW expects to release its consolidated audited results for the year 2006 in April 2007.
     At December 31, 2006, KfW Bankengruppe’s total assets amounted to EUR 360 billion, an increase of 6%, or EUR 19 billion, compared with EUR 341 billion at December 31, 2005. KfW Bankengruppe’s volume of business (which includes total assets and off-balance sheet items such as securitizations and guarantees) increased by 7%, or EUR 31 billion, to EUR 485 billion at December 31, 2006.
     KfW expects its group operating result before risk provisions for 2006 to be higher than previous year’s level, which is in line with its expectations. In addition, risk provisions for 2006 are expected to be significantly lower than for 2005 due to a better risk environment. Accordingly, KfW expects to post a significantly higher net profit for 2006 than for 2005.
Commitments
     The following table sets forth an approximate breakdown by category of KfW’s commitments for loans, grants and guarantees for 2006 as compared with 2005.

	Year ended
	December 31,
	2005	2006(1)
	(EUR in billions)
Commitments (2)
Investment finance in the Federal Republic and elsewhere in Europe	54.1	58.4
KfW Mittelstandsbank (KfW SME Bank)	15.5	22.8
of which:
Loans	11.1	12.6
Guarantees and securitizations (3)(4)	4.4	10.3
KfW Förderbank (KfW Promotional Bank)	38.6	35.5
of which:
Loans	22.4	27.9
Securitizations commitments (4)	16.2	7.6
KfW IPEX-Bank	12.1	15.0
KfW Entwicklungsbank (KfW Development Bank)	1.9	2.5

Total	68.1	75.9

(1)	Preliminary and unaudited.

(2)	Commitments represent the volume of funds committed for loans and other business transactions in the relevant year, including amounts to be disbursed in future years, but do not include amounts disbursed in the relevant year pursuant to commitments made in prior years. Discrepancies in totals are due to rounding.

(3)	Amounts include guarantees in the amount of EUR 27.2 million in 2006 and EUR 28.3 million in 2005, and new commitments in connection with the ABS-SME-Portfolio in the amount of EUR 780.6 million in 2006 and EUR 448.0 million in 2005. The presentation (and accordingly the 2005 amount) differs from that in KfW’s annual report for the fiscal year 2005, where new commitments in connection with the ABS-SME-Portfolio were included under loan commitments.
(footnotes continued on next page)

(4)	Amounts represent the portion of the aggregate principal amount of the loan portfolios underlying the securitization transactions for which KfW has assumed a liability (i.e., excluding any first loss portion retained by the originating bank) at the time of closing of such transactions. The presentation (and accordingly the 2005 amount) differs from that in KfW’s annual report for the fiscal year 2005, where new securitization commitments were shown as the aggregate value of KfW’s liabilities under the securitization transactions concluded in the respective period as of the period end, thereby reflecting changes during the period due to effects such as amortization and replenishment.
     The increase in commitments by KfW Mittelstandsbank by EUR 7.3 billion to EUR 22.8 billion in 2006 from EUR 15.5 billion in 2005 was mainly due to three factors: (i) an increase by 28% from EUR 4.8 billion to EUR 6.1 billion in loan commitments under the Unternehmerkredit (entrepreneurial loan program); (ii) the ERP-Innovation Program launched in December 2005 that provides mezzanine capital for financing market-oriented research and the development of new products and their introduction in the market, which contributed EUR 1.6 billion to total commitments of EUR 2.1 billion under all mezzanine finance programs in 2006 (compared with total commitments of EUR 0.6 billion in 2005); and (iii) a significantly larger volume in commitments under securitization transactions.
     The volume of commitments of KfW Förderbank decreased by EUR 3.1 billion to EUR 35.5 billion compared to EUR 38.6 billion in 2005. This decrease was mainly due to a substantially lower volume of commitments in securitization transactions, which more than offset a marked increase in loan commitments. The substantial increase in loan commitments was mainly due to strong demand for loans under programs linked to the promotional initiative Housing, Environment, Growth, which the Federal Government and KfW launched on February 1, 2006.
     Commitments of KfW IPEX-Bank amounted to EUR 15.0 billion compared with EUR 12.1 billion in 2005. This increase was primarily due to commitments to participate in two major corporate acquisition transactions in Europe as well as in a major project in Trinidad and Tobago.
     The volume of commitments under the programs of KfW Entwicklungsbank amounted to EUR 2.5 billion compared with EUR 1.9 billion in 2005.
Sources of Funds
     The volume of long-term funding raised in the capital markets in 2006 was EUR 52.0 billion (excluding credit-linked certificates of indebtedness in the amount of EUR 2.2 billion), of which 39.0% was raised in euro, 30.4% in US dollars and the remainder in 21 other currencies.
Recent Privatization Transaction
     With regard to KfW’s stake in Deutsche Post AG, almost all (99.58%) of the KfW bonds exchangeable for shares in Deutsche Post AG, which had been issued in December 2003, have been exchanged for such shares. The exchangeable bonds matured on January 8, 2007. As a result, KfW’s stake in Deutsche Post AG has been reduced to approximately 31% as of such date.
Other Recent Developments
     The German government is currently considering a reorganization of the ERP Special Fund. One option that is being discussed is to contribute all or part of the capital of the ERP Special Fund to KfW. Any such contribution would require an amendment to the ERP law (Gesetz über die Verwaltung des ERP-Sondervermögens) as well as a contractual agreement between the Federal Government and KfW relating to the terms of the contribution. Various proposals are currently under discussion, but no draft law has yet been submitted to the Parliament. At present, there can be no assurance as to what form the planned reorganization of the ERP Special Fund would take or when any required change in law would become effective.

RECENT DEVELOPMENTS
THE FEDERAL REPUBLIC OF GERMANY
     The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.
Gross Domestic Product
Real Gross Domestic Product (GDP)
(nominal GDP adjusted for price, seasonal and calendar effects)

		Percentage change on
	Percentage change on	the same quarter in
Reference period	previous quarter	previous year
1st quarter 2005	0.6%	0.4%
2nd quarter 2005	0.3%	0.8%
3rd quarter 2005	0.5%	1.5%
4th quarter 2005	0.3%	1.7%
1st quarter 2006	0.8%	1.9%
2nd quarter 2006	1.1%	2.7%
3rd quarter 2006	0.6%	2.8%
     Economic growth in the Federal Republic in the third quarter of 2006 was based on both domestic and foreign demand. Foreign demand regained dynamism with the increase in exports exceeding the increase in imports, so that price-adjusted net exports contributed 0.4 percentage points to GDP growth on a quarter-by-quarter comparison. Growth in domestic demand was driven not only by an increase in gross fixed capital formation, but also by an increase in final consumption expenditure by both the general government and households.
Source: Statistisches Bundesamt, Detailed results on the economic performance in the 3rd quarter of 2006, Press release, 23 November 2006 (http://www.destatis.de/presse/englisch/pm2006/p4910121.htm).
     Overall, the German economy grew strongly in 2006. According to preliminary calculations of the Federal Statistical Office, GDP rose by 2.7% (adjusted for calendar effects) compared to the previous year. That increase represented the strongest economic upturn since 2000. Economic growth was based both on domestic and foreign demand, with domestic demand contributing far more to GDP growth than net exports. This growth in domestic demand was mainly due to gross fixed capital formation, which rose at its highest rate since German reunification, but also due to increases in consumption. In addition, foreign trade continued its dynamic trend, with the growth rates of imports and exports nearly doubling compared to 2005.
Source: Statistisches Bundesamt, German economy growing strongly in 2006, Press release, 11 January 2007 (http://www.destatis.de/presse/englisch/pm2007/p0150121.htm).

Inflation Rate
Inflation Rate
(based on overall consumer price index)

	Percentage change on	Percentage change on the same
Reference period	previous month	month in previous year
December 2005	0.9%	2.1%
January 2006	-0.5%	2.1%
February 2006	0.4%	2.1%
March 2006	0.0%	1.8%
April 2006	0.4%	2.0%
May 2006	0.2%	1.9%
June 2006	0.2%	2.0%
July 2006	0.4%	1.9%
August 2006	-0.1%	1.7%
September 2006	-0.4%	1.0%
October 2006	0.1%	1.1%
November 2006	-0.1%	1.5%
December 2006	0.8%	1.4%
     In December 2006 and on an annual average in 2006, energy prices had an upward effect on the year-on-year price trend, with the effect of falling prices for mineral oil products being more than offset by rising increases in household energy prices. Excluding the effect of energy prices, the year-on-year rate of price increase in December 2006 would have been 1.2%. The marked increase in the overall index compared to November 2006 was mainly due to seasonal price increases.
     As a result of various administrative (i.e., governmental) measures taken in the past (e.g., tobacco tax rises), the year-on-year rate of change of the overall index excluding products with administered prices was below the level of the overall index from April 2003 to April 2006 — at times by up to 0.9 percentage points. From reference month May 2006, these administrative measures had all been in place for a full year and, accordingly, the year-on-year rates of change no longer reflect this effect.
Sources: Statistisches Bundesamt, Consumer Prices in 2006: +1.7% on 2005, Press release, 17 January 2007 (http://www.destatis.de/presse/englisch/pm2007/p0250051.htm); Statistisches Bundesamt, Consumer Prices in June 2006: +2.0% on June 2005, Press release, 13 July 2006 (http://www.destatis.de/presse/englisch/pm2006/p2830051.htm).
Unemployment Rate
Unemployment Rate
(percent of unemployed persons in the total labor force according to the
International Labor Organization definition)

Reference period	Original percentages	Seasonally adjusted percentages
November 2005	8.2%	8.9%
December 2005	7.9%	9.0%
January 2006	8.8%	8.6%
February 2006	9.4%	8.5%
March 2006	8.8%	8.3%
April 2006	8.3%	7.9%
May 2006	8.3%	8.1%
June 2006	7.8%	8.0%
July 2006	8.1%	8.0%
August 2006	8.5%	8.2%
September 2006	8.1%	8.2%
October 2006	7.3%	7.8%
November 2006	7.0%	7.7%
December 2006	6.8%	7.6%

     The number of persons in employment increased by 482,000 (+1.2%) in December 2006 as compared with December 2005. The number of unemployed persons declined by 500,000 (-14.8%) in December 2006 as compared with December 2005.
Source: Statistisches Bundesamt, ILO labour market statistics December 2006, Press release, 31 January 2007 (http://www.destatis.de/presse/englisch/pm2007/p0410031.htm).
     On an annual average, the number of persons in employment in Germany in 2006 was nearly 39.1 million, i.e., 258,000 persons more (+0.7%) than in the previous year. The number of unemployed persons decreased by 464,000 (-11.9%) to 3.4 million in 2006 as compared with the previous year. The share of unemployed persons in the total workforce thus was 8.1% on an annual average.
Source: Statistisches Bundesamt, German economy growing strongly in 2006, Press release, 11 January 2007 (http://www.destatis.de/presse/englisch/pm2007/p0150121.htm).
Current Account and Foreign Trade
Current Account and Foreign Trade

	(balance in EUR billion)
Item	January to November 2006	January to November 2005
Foreign trade	+153.5	+149.3
Services	-25.4	-27.0
Factor income (net)	+6.0	+7.6
Current transfers	-24.1	-26.8
Supplementary trade items	-18.4	-18.5

Current account	+91.6	+84.6
Source: Statistisches Bundesamt, Exports in November 2006: +19.2% on November 2005, Press release, 9 January 2007 (http://www.destatis.de/presse/englisch/pm2007/p0090181.htm).
Fiscal Maastricht Criteria
Fiscal Maastricht Criteria
(in percent of nominal GDP, figures according to German Stability Programme, December 2006 Update)

Reference period	General government balance	General government gross debt
2005	-3.2%	67.9%
2006	-2.1%	67.9%
     In its October 2006 Excessive Deficit Procedure notification table submitted to the European Commission on September 28, 2006, Germany projected a revised expected general government deficit for 2006 of 2.6% of GDP, a ratio that would meet the 3% requirement of the Growth and Stability Pact for the first time since 2001. The Council of the European Union met on October 10, 2006 to discuss the European Commission’s assessment of action taken by Germany to remedy the situation of excessive deficit. The Council shared the view of the Commission that no further steps in the excessive deficit procedure in respect of Germany are needed at present. However, a final decision to dismiss the excessive deficit procedure has not yet been taken.
Sources: Germany’s October 2006 Excessive Deficit Procedure notification table, “Reporting of Government Deficits and Debt Levels,” submitted September 28, 2006 (http://epp.eurostat.ec.europa.eu/pls/portal/docs/PAGE/PGP_DS_GFS/PGE_DS_GFS_3/DE_OCT06_1.PDF); Council of the

European Union, 2753rd Council meeting, Economic and Financial Affairs, Luxembourg, 10 October 2006, Press Release (http://www.consilium.europa.eu/ueDocs/cms_Data/docs/pressData/en/ecofin/91272.pdf); Bundesregierung, Erfolg für deutsche Finanzpolitik: Haushalt 2006 erfüllt Maastricht-Kriterien, Press release 28 September 2006 (http://www.bundesregierung.de/nn_1272/Content/DE/Pressemitteilungen/BMF/2006/09/2006-09-28-erfolg -fuer-deutsche-finanzpolitik.html); Bundesregierung, EU setzt Defizitverfahren gegen Deutschland aus, Press release 10 October 2006 (http://www.bundesregierung.de/nn_1272/Content/DE/Artikel/2006/10/2006-10-10-eu-stellt-defizitverf ahren-ein.html).
     On November 29, 2006, the Federal Cabinet approved the December 2006 update of the German Stability Programme, which was then transmitted to the Council of the European Union and the European Commission. The updated stability program confirms that Germany fulfills the requirements of the deficit procedure. In 2006, the general government deficit is expected to be 2.1% of GDP, a ratio that would be well below the 3% requirement. It is projected that the general budget deficit will be lowered further to approximately 1 1/2% of GDP in 2007.
Sources: Bundesministerium der Finanzen, Kurs halten in Deutschland und Europa — Stabilitätsprogramm belegt erfolgreichen Konsolidierungs- und Wachstumskurs der Bundesregierung. Press release, 29 November 2006 (http://www.bundesfinanzministerium.de/cln_03/nn_86/DE/Aktuelles/Pressemitteilungen/2006/11/20063011__PM141.html) ; Federal Ministry of Finance, German Stability Programme, December 2006 Update (http://www.bundesfinanzministerium.de/lang_de/DE/Service/Downloads/Abt__I/0611301a1005,templateId=raw,property=publicationFile.pdf).
     According to preliminary calculations of the Federal Statistical Office published on January 11, 2007, general government net borrowing amounted to EUR 46.5 billion in 2006. As a percentage of GDP at current prices, this amounts to 2.0% and is even lower than the result projected in the December 2006 Update of the German Stability Programme. On January 12, 2007, the Federal Ministry of Finance indicated in a press release that the general government deficit in 2006 may actually have fallen to 1.9% due to additional tax revenues which had not yet been included in the preliminary calculations of the Federal Statistical Office.
Sources: Statistisches Bundesamt, German economy growing strongly in 2006, Press release, 11 January 2007 (http://www.destatis.de/presse/englisch/pm2007/p0150121.htm); Bundesministerium der Finanzen, Deutschland im Aufschwung Neuverschuldung über 10 Mrd. € geringer als geplant — Maastricht-Defizit auf 1,9 Prozent gesenkt, Press release, 12 January 2007 (http://www.bundesfinanzministerium.de/cln_03/nn_86/DE/Aktuelles/Pressemitteilungen/2007/01/20070801__PM004.html).

SIGNATURES
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW
By:	/s/ Frank Czichowski
	Name:	Dr. Frank Czichowski
	Title:	Senior Vice President and Treasurer

By:	/s/ Jochen Leubner
	Name:	Jochen Leubner
	Title:	Vice President

Date: January 31, 2007